NOAD, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 17, 2023) YEAR ENDED AUGUST 31, 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Noad, Inc.
Edwards, Colorado

We have reviewed the accompanying financial statements of Noad, Inc. (the "Company,"), which comprise the balance sheet as of August 31, 2023, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (April 17, 2023) to August 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 8, 2023
Los Angeles, California

NOAD INC.
BALANCE SHEET
(UNAUDITED)

As of		August 31, 2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	20,327
Prepaids and Other Current Assets		7,500
Total current assets		**27,827**
Intangible Assets		19,117
Total assets	**$**	**46,944**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Shareholder Loan	$	9,897
Credit Cards		10,955
Total current liabilities		**20,852**
Simple Agreement for Future Equity (SAFEs)		32,500
Total liabilities		**53,352**
STOCKHOLDERS EQUITY		
Common Stock		90
Subscription Receivable		(90)
Retained earnings/(Accumulated Deficit)		(6,408)
Total stockholders' equity		**(6,408)**
Total liabilities and stockholders' equity	**$**	**46,944**

See accompanying notes to financial statements.

NOAD INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (April 17, 2023)		August 31, 2023
(USD $ in Dollars)		
Net revenue	$	2,650
Cost of goods sold		-
Gross profit		2,650
Operating expenses		
General and administrative		4,859
Sales and marketing		1,706
Total operating expenses		6,565
Operating income/(loss)		(3,915)
Interest expense		-
Other Loss/(Income)		2,493
Income/(Loss) before provision for income taxes		(6,408)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(6,408)**

See accompanying notes to financial statements.

NOAD INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date April 17, 2023	-				
Issuance of Common Stock	9,000,000	$ 90	$ (90)		$ -
Net income/(loss)	-	-		$ (6,408)	(6,408)
Balance—August 31, 2023	**9,000,000**	**$ 90**	**$ (90)**	**$ (6,408)**	**$ (6,408)**

See accompanying notes to financial statements.

NOAD INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (April 17, 2023)		**August 31, 2023**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(6,408)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Adjustment to Fair Value of SAFEs		2,500
Amortization of intangible assets		1,366
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets		(7,500)
Credit Cards		10,955
Net cash provided/(used) by operating activities		**913**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets		(20,483)
Net cash provided/(used) in investing activities		**(20,483)**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Loan		9,897
Proceeds from Issuance of SAFEs		30,000
Net cash provided/(used) by financing activities		**39,897**
Change in cash		20,327
Cash—beginning of year		-
Cash—end of year	**$**	**20,327**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Noad Inc. was incorporated on April 17, 2023 in the state of Delaware. The financial statements of Noad Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Edwards, Colorado.

Noad is a membership-based home exchange platform designed for today's flexible workforce. Noad sells annual membership plans via an online marketplace.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted August 31st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of August 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of August 31, 2023, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its internally developed software platform. It will be amortized over the expected period to be benefitted, which may be as long as five years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Noad, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenue annual membership plans sell via an online marketplace.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended August 31, 2023 amounted to $1,706, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 8, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended August 31,	2023
Subscription Receivable- SAFE issued	7,500
Total Prepaids and Other Current Assets	**$ 7,500**

4. INTANGIBLE ASSETS

As of August 31, 2023, intangible asset consists of:

As of Year Ended August 31,	2023
Software	20,483
Intangible assets, at cost	**20,483**
Accumulated amortization	(1,366)
Intangible assets, Net	**$ 19,117**

Entire intangible assets have been amortized. Amortization expense for intangible assets for the period from inception to August 31, 2023 was in the amount of $1,366.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of August 31, 2023:

Period	Amortization Expense
2024	$ (4,097)
2025	(4,097)
2026	(4,097)
2027	(4,097)
Thereafter	(2,731)
Total	**$ (19,117)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.00001. As of August 31, 2023, 9,000,000 shares were issued and outstanding.

6. DEBT

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

				For the Year Ended August 2023		
Owner	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Jonah Wolf	$ 9,170	0.00%	No set maturity	$ 9,170		$ 9,170
Austin Laudenslager	$ 500	0.00%	No set maturity	$ 500		$ 500
Tom Waugh	$ 227	0.00%	No set maturity	$ 227		$ 227
Total	$ 9,897			$ 9,897	$ -	$ 9,897

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended August 31, 2023
Safes I - III	$ 30,000	Fiscal Year 2023	$ 2,500,000		$ 30,000
Adjustment to Fair Value					$ 2,500
Total SAFE(s)	**$ 30,000**				**$ 32,500**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7. INCOME TAXES

The provision for income taxes for the year ended August 31, 2023 consists of the following:

As of Year Ended August 31,		**2023**
Net Operating Loss	$	(1,628)
Valuation Allowance		1,628
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on August 31, 2023 are as follows:

As of Year Ended August 31,		**2023**
Net Operating Loss	$	(1,628)
Valuation Allowance		1,628
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of August 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending August 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,408, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,408. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of August 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of August 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

In 2023, one of the shareholders and co-founder, Jonah Wolf, used his personal credit card to cover the Company's expenses. As of August 31, 2023, the outstanding balance of the amount due to Jonah Wolf is $9,170.

In 2023, one of the shareholders and co-founder, Austin Laudenslager, used his personal credit card to cover the Company's expenses. As of August 31, 2023, the outstanding balance of the amount due to Jonah Wolf is $500.

In 2023, one of the shareholders and co-founder, Tom Waugh, used his personal credit card to cover the Company's expenses. As of August 31, 2023, the outstanding balance of the amount due to Jonah Wolf is $227.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of August 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from August 31, 2023 through September 9, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of our planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.